Interim Report

For the Six Months Ended 30 June 2018

INTEGRATED MEDIA TECHNOLOGY LIMITED

(ACN 132 653 948)

Contents

Pages

Directors' Report	1-5

Financial Report	6

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income	7

Condensed Consolidated Statement of Financial Position	8

Condensed Consolidated Statement of Changes in Equity	9

Condensed Consolidated Statement of Cash Flows	10

Notes to the Condensed Consolidated Financial Statements	11-31

Integrated Media Technology Limited | Interim Report | For the six months ended 30 June 2018

Directors' Report

The directors present their report together with the condensed financial statements on the consolidated entity (referred to hereinafter as the "Group") consisting of Integrated Media Technology Limited (referred to hereinafter as "IMTE" or Company) and the entities it controlled for the six months ended 30 June 2018.

Directors

The names of the directors in office at any time during the period from 1 January 2018 to 30 June 2018, and up to the date of this report are:

Director	Position

Dr. Herbert Ying Chiu LEE	Chairman
Dr. Chang Yuen CHAN	Non-executive
Dr. Man Chung CHAN	Non-executive
Mr. Wilton Timothy Carr INGRAM	Non-executive
Mr. Con UNERKOV	Non-executive	(Resigned on 30 May 2018)
Mr. Wuhua ZHANG	Non-executive	(Appointed on 13 August 2018)

Principal Activities

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-bases platform connecting users anytime anywhere worldwide.

Review of Operations

General review

Having been admitted to the ASX official list on 22 February 2013 and official quotation of the Company's shares occurred on 25 February 2013. The Company's shares were also listed on the Nasdaq Capital Market under the symbol IMTE on 3 August 2017.

Having successfully completed listing and commenced trading on the Nasdaq, the directors consider that the administrative, compliance, financial obligations and costs associated with maintaining an ASX listing are no longer justified or in the best interests of shareholders. The directors of IMTE have therefore approved the Company's delisting from ASX and was subsequently approved to be removed from the ASX official list with effect on 15 June 2018.

The Group's principal activities during the financial year were (i) research and development of ASD technology, (ii) the development, sale and distribution of 3D autostereoscopic display and 3D video wall.

The Group's business declines as compared to the prior year was due to the one-off sales of our software and technology solutions amounting to approximately $1,171,000 in the first half year of 2017 and decreased demand and sales of our 3D conversion equipment and 3D video wall. The sales for 3D ASD displays also dropped in the first half year of 2018. The decline was a result of some delays on delivery of 3D ASD displays in respect of our sales distribution agreement orders due to the modification of design and specification by our customers. However, we saw the steady demand of 3D ASD displays in 2018 and we believe that this trend will continue in the coming years.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 1 of 31

Directors' Report (Continued)

Review of Operations (Continued)

Starting from mid 2017, the Company has put more focus on the consumer market. We established a new sales and marketing business unit for handling the product development and sales & marketing operations of a complete ecosystem and a new business model for digital photo frames with ASD function. A cloud platform has also been built to support 2D photos upload through the Company's mobile app and instantly converts the 2D photos into 3D. Up to the date of this report, we have already signed distributers in Taiwan, Japan and Hong Kong. The Group will build distributions for the rest of the world, all under our brand name GOXD. This new business unit is under a new subsidiary of the Group, GOXD Technology Limited. We believe there will be growing demand and sales of our 3D consumer products in the second half of 2018 and coming years.

The growth in the demand and applications for 3D autostereoscopic displays across multiple industries is the driver for the Group to continue to expand the ASD business and markets by strategically owning and controlling the core technologies for (i) ASD video encoding/decoding, (ii) FPGA (field programmable gate array) boards and ASIC chips to be deployed in all our 3D autostereoscopic displays and computer workstations, (iii) 2D to 3D and multiview conversion and 2K to 4K & 4K to 8K conversion software, (iv) content distribution/management system ("CMS"), and (v) manage the manufacturing of 3D autostereoscopic displays.

Our immediate goal is to be recognised as a leading company in providing a technology ecosystem in the ASD domain. The product solutions range from commercial platforms to ASD related terminals and workstations. Commercial platforms include cloud-based content management system and cloud-based 2D to 3D real time conversion. ASD terminals include digital signage and video wall. These products and solutions are mostly for the commercial market. Sales are channeled through a few distributors who handle business-to-business operations. This operation model may reduce the Company's operating costs in sales and marketing, but it will also be hard to control the steadiness of the revenue stream. In the longer term, the Company needs to expand its distribution channels and markets.

Financial review

During the financial period under review, the Group has recorded revenue from operations of $1,201,968 (2017: $4,287,458) and recorded loss for the period of $2,470,826 (2017: Profit of $1,300,896). The decrease in revenue and net profit for the six months ended 30 June 2018 was primarily due to relatively less contracts concluded and completed in respect of the sales of 3D ASD displays and video walls, software and technology solutions in the current period, and increase in corporate expenses for setting up a new business stream. In addition, included in the profit for the six months ended 30 June 2017 was an amount of $1,572,974 being the fair value decrease in contingent consideration liability in relation to the acquisition of Marvel Digital Limited. As the Group continues to develop ASD related technology and product/service solutions, it is anticipated that more revenue will be derived from the sales of 3D ASD displays and consumer products in the near future.

As at 30 June 2018, the Group has net assets and net current liabilities of $15,949,747 and $7,777,607, respectively. Included in non-current assets, the Group has intangible assets and goodwill amounted to $22,392,387. According to the latest profit and cash flow forecast of the Group which was based on an estimate of business operational forecasts and market information available at the reporting date, the directors considered that there is no indication that the goodwill and intangible assets have suffered an impairment loss as at 30 June 2018.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 2 of 31

Directors' Report (Continued)

Events Occurring After the Reporting Date

Integrated Media Technology Limited subsidiary enters into a share subscription agreement to raise approximately $2,539,000 (HK$15 Million)

Marvel Digital Limited ("MDL"), has entered into a Share Subscription Agreement (the "Subscription Agreement"), dated 24 May 2018, with an independent investor (the "Investor"), pursuant to which MDL agreed to issue and sell to the Investor, and the Investor agreed to purchase, 15,790 ordinary shares of MDL ("New Shares"), at an aggregate subscription price of HK$ 15 million, approximately $2,539,000.

On 6 August 2018, MDL issue and allotte to the Investor, a total of 15,790 ordinary shares. The net proceeds from this issue of ordinary shares will be used by MDL for general working capital purposes. Upon the issuance of the New Shares in MDL, IMTE's ownership interest will be 95%.

IMTE subsidiary GOXD Technology Limited raises US$4 Million

GOXD Technology Limited ("GOXD"), has received US$4 million under an Equity Investment Agreement (the "Equity Agreement") executed with an independent investor (the "Investor").

Pursuant to the Equity Agreement, GOXD has agreed to issue to the Investor 20% of the enlarged share capital of GOXD for an aggregate subscription price of US$4 million. GOXD is a subsidiary of MDL.

The proceeds from this issue of shares will be used by GOXD for marketing and promotion, product development, operations, order fulfillment, and working capital. Upon the issuance of the shares in GOXD to the Investor, MDL's shareholding in GOXD will be 80%.

Share Issuance

On 17 July 2018 the Company's subsidiary Marvel Digital Limited ("MDL") entered into a consulting and investor relations services agreement (the "Agreement") with Upper House Limited, a Hong Kong based Investors Relation firm. The services provided to MDL will be for conducting market research on glasses-free 3D industry, providing investor relations materials, introducing investors and arranging investor road shows (the "Services") for a period of about 6 months from the date of the Agreement to 31 December 2018. The fees in connection of these Services are HK$2,848,800 (equivalent to approximately US$365,230).

Pursuant to the terms of the Agreement, the Company will issue 25,275 shares in the Company at the subscription price of US$14.45 per share for a total costs of US$365,224 to Upper House Limited as payment for the fees. The shares were issued subsequently on 8 August 2018.

There has been no other subsequent events.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 3 of 31

Directors' Report (Continued)

Future Developments

In the past few years, the Group has continued to develop its business in digital media and advertising platform based on ASD technology. The acquisition of MDL has laid the foundation for providing core technologies to enable the Company to expand its business scope in digital media and advertising.

Currently, MDL is one of the leading companies in ASD technology. MDL's main business focus in the coming years is to continue to develop state-of-the-art digital media related products and solutions using its core technologies for both the consumer and commercial markets. Its market strategy is to sell its developed products and solutions to product marketing companies or joint venture with them. This will keep its sales and marketing operation to a minimum and allow the Company to focus on its product and solution development. The Company expects MDL's core technologies will transform the Company to be a leader in ASD technology and solution provider.

In the coming years, MDL will focus its development in the following areas:

1)	It will continue to work as an advisor to Guangzhou Marvel Digital Technology Ltd., a related party, on the development of the China National 3D Standard for the Chinese Government.
2)	It will continue to develop the glasses-free 3D advertising networks in China through distributors and joint venture partners.
3)	It has developed an ASIC chip for all its ASD products. A 2nd ASIC chip will be in progress which will include 8K resolution, HDR functions and hopefully China 3D Standard. This ASIC chip will have a major impact in the television industry in China and may enable the Company to capture a market share in the TV industry. When the 2nd ASIC chip is completed, it will bring MDL and the Group into a new business dimension.

On the other hand, with the successful acquisition of MDL, IMTE will position itself as a technology investment company focusing on acquisition of technology related companies or projects which can meet at least one the following criteria:

-	The company owns related core technology that has impact on current market when the technology is developed into marketable products or services.

-	The company excels in marketing similar technology products and services, and has already a proven track record.

-	The company holds related intellectual properties which are undervalued.

-	The company has a team of experts and professionals in related technology domain and has a successful track record in providing professional service to its clients.

-	The company or project has synergy with IMTE business and can create a stable income.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 4 of 31

Directors' Report (Continued)

Future Developments (Continued)

Our strategy is to make two approaches for our future. One is to continue expanding our ASD technology ecosystem to maintain significant influence in the ASD market. This will fuel the Company's long-term growth. The other approach is to reinforce our revenue model. To fulfil that, we shall put more effort on sales and marketing. In the meantime, we shall develop more new products in the consumer level. GOXD is established for this reason. We have a constructive meeting with our new investor and strategic partner, Ai Holdings Corporation ("AiHD", www.aiholdings.co.jp), on codeveloping new innovative consumer products and services incorporating both sides expertise. These products will have immediate sales opportunity through the existing AiHD channels.

The Company will be reviewing potential acquisitions that can either add value to the Group or bring in steady revenue stream. The future development is dependent on the ability to have sufficient resources in funding, technology and human capital to execute the business plans.

On behalf of the Directors,

/S/ Herbert Ying Chiu LEE

________________________

Dr. Herbert Ying Chiu LEE

Director

September 26, 2018

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 5 of 31

Financial Report

The financial report covers Integrated Media Technology Limited ("IMTE") as a consolidated entity consisting of Integrated Media Technology Limited and the entities it controlled. The financial report is presented in Australian dollars which is IMTE's functional currency.

The financial report consists of the condensed consolidated financial statements, notes to the condensed consolidated financial statements and the directors' declaration.

Integrated Media Technology Limited is a Nasdaq listed public company limited by shares, incorporated and domiciled in Australia, its registered office and the principal place of business are:

Registered Office and Principal Place of Business

Level 7, 420 King William Street

Adelaide SA 5000

A description of the nature of the Group's operations and its principal activities are included in the directors' report, which is not part of the financial report.

The financial report was authorised for issue, in accordance with a resolution of directors on September 26, 2018.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 6 of 31

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2018

		Group
		30 June 2018	30 June 2017
	Notes	$	$
REVENUE
Revenue from operating activities	4	1,201,968	4,287,458
Interest income		1,274	1,155
		1,203,242	4,288,613
Fair value change in derivative financial instruments	20	79,258	-
Fair value change in contingent consideration liability		-	1,572,974
Other income	5	88,729	212,891
		1,371,229	6,074,478
EXPENSES
Cost of sales		(614,458)	(1,507,471)
Employee benefit expenses		(806,154)	(987,413)
Depreciation and amortisation expenses		(905,484)	(1,088,212)
Professional and consulting expenses		(361,914)	(82,711)
Travel and accommodation expenses		(153,948)	(201,110)
Other expenses		(588,980)	(761,666)
Finance costs	6	(589,182)	(71,747)
Total expenses		(4,020,120)	(4,700,330)

(LOSS) / PROFIT BEFORE INCOME TAX		(2,648,891)	1,374,148

Income tax credit / (expense)	7	178,065	(73,252)

(LOSS) / PROFIT FOR THE PERIOD		(2,470,826)	1,300,896

OTHER COMPREHENSIVE INCOME / (LOSS)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		602,841	(727,731)
Other comprehensive income / (loss) for the period, net of tax		602,841	(727,731)

TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD		(1,867,985)	573,165

(Loss) / Profit for the period attributable to:
Owners of the Company		(2,470,382)	1,300,789
Non-controlling interests		(444)	107
		(2,470,826)	1,300,896

Total comprehensive (loss) / income for the period attributable to:
Owners of the Company		(1,864,876)	569,252
Non-controlling interests		(3,109)	3,913
		(1,867,985)	573,165

(Loss) / Earnings per share (post-reverse split)
- Basic and diluted	9	(0.93)	0.49

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 7 of 31

Condensed Consolidated Statement of Financial Position

As at 30 June 2018

		Group
		30 June 2018	31 December 2017
	Notes	$	$
ASSETS
CURRENT ASSETS
Cash and bank balances		1,510,406	2,860,014
Inventories	10	1,621,205	1,768,232
Trade and other receivables	11	4,676,786	3,379,829
Other assets	12	1,572,481	1,190,295
Total current assets		9,380,878	9,198,370

NON-CURRENT ASSETS
Plant and equipment	13	433,082	581,317
Intangible assets and goodwill	14	22,392,387	22,052,310
Development projects	15	5,140,418	4,027,452
Total non-current assets		27,965,887	26,661,079

TOTAL ASSETS		37,346,765	35,859,449

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	16	1,159,583	830,444
Trade deposits received		37,201	11,872
Amount due to ultimate holding company	17	12,405,078	157,492
Provisions		42,295	49,166
Income tax payable		1,157,501	1,046,219
Borrowings	18	1,612,039	1,609,392
Obligation under finance lease	19	16,847	15,653
Derivative financial instruments	20	727,941	-
Total current liabilities		17,158,485	3,720,238

NON-CURRENT LIABILITIES
Obligation under finance lease	19	45,838	51,819
Deferred tax liabilities	7	1,396,759	1,586,309
Amount due to ultimate holding company	17	-	15,110,749
Convertible bonds	21	2,795,936	-
Total non-current liabilities		4,238,533	16,748,877
TOTAL LIABILITIES		21,397,018	20,469,115
NET ASSETS		15,949,747	15,390,334

EQUITY
Issued capital	22	10,410,279	10,410,279
Reserves	23	2,781,245	(251,659)
Retained earnings		2,815,183	5,285,565
Equity attributable to owners of the Company		16,006,707	15,444,185
Non-controlling interest		(56,960)	(53,851)
TOTAL EQUITY		15,949,747	15,390,334

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 8 of 31

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2018

	Attributable to Owners of the Company					Non-Controlling Interests	Total Equity
GROUP	Issued Capital	Retained Earnings / (Accumulated Losses)	Foreign Currency Translation Reserve (Note 23(a))	Other reserves (Note 23(b))	Total
	$	$	$	$	$	$	$

Balance at 1 January 2017	10,410,279	3,589,998	410,326	-	14,410,603	(55,621)	14,354,982

Profit for the period	-	1,300,789	-	-	1,300,789	107	1,300,896
Other comprehensive income / (loss), net of tax	-	-	(731,537)	-	(731,537)	3,806	(727,731)
Total comprehensive income / (loss) for the period		1,300,789	(731,537)	-	569,252	3,913	573,165

Balance at 30 June 2017	10,410,279	4,890,787	(321,211)	-	14,979,855	(51,708)	14,928,147

Balance at 1 January 2018	10,410,279	5,285,565	(251,659)	-	15,444,185	(53,851)	15,390,334

Loss for the period	-	(2,470,382)	-	-	(2,470,382)	(444)	(2,470,826)
Other comprehensive income / (loss), net of tax	-	-	605,506	-	605,506	(2,665)	602,841
Total comprehensive income / (loss) for the period	-	(2,470,382)	605,506	-	(1,864,876)	(3,109)	(1,867,985)
Convertible bonds - equity component (Note 21)	-	-	-	535,948	535,948	-	535,948
Shares to be issued	-	-	-	1,891,450	1,891,450	-	1,891,450

Balance at 30 June 2018	10,410,279	2,815,183	353,847	2,427,398	16,006,707	(56,960)	15,949,747

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 9 of 31

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2018

		Group
		30 June 2018	30 June 2017
	Notes	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) / profit before income tax		(2,648,891)	1,374,148
Adjustments to reconcile net (loss) / profit to net cash (used in) / generated from operating activities:
Depreciation and amortisation		905,484	1,088,212
Fair value change in contingent consideration liability		-	(1,572,974)
Fair value change in derivative financial instruments		(79,258)	-
Loss on disposal of plant and equipment		1,224	-
Finance costs		396,773	-
Net cash flows from changes in working capital	28	(1,098,839)	(243,732)
NET CASH (OUTFLOWS) / INFLOWS FROM OPERATING ACTIVITIES		(2,523,507)	645,654

CASH FLOWS FROM INVESTING ACTIVITIES
Development expenditure		(958,520)	(1,037,580)
Payments for intangible assets		(23,061)	(923)
Payments for plant and equipment		(5,913)	(33,845)
NET CASH OUTFLOWS FROM INVESTING ACTIVITIES		(987,494)	(1,072,348)

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayment) / Proceeds of advances from / (to) related parties		(3,486,977)	857,682
Proceeds from bank borrowings		-	416,625
Repayment of obligation under finance lease		(7,821)	-
Proceeds from issuance of convertible bonds by a subsidiary		3,769,470	-
Proceeds from shares to be issued		1,891,450	-
NET CASH INFLOWS FROM FINANCING ACTIVITIES		2,166,122	1,274,307
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(1,344,879)	847,613
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD		2,070,072	1,036,965
Effect of exchange rate changes on cash and cash equivalents		32,924	(165,269)

CASH AND CASH EQUIVALENTS AT END OF PERIOD		758,117	1,719,309

Analysis of cash and cash equivalents:

Cash and bank balances		1,510,406	2,387,969
Bank overdraft	18	(752,289)	(668,660)
Cash and cash equivalents		758,117	1,719,309

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 10 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") IAS 34 "Interim Financial Reporting".

The condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these condensed financial statements are to be read in conjunction with the annual report for the financial year ended 31 December 2017 and any public announcements made by Integrated Media Technology Limited during the interim reporting period.

The condensed consolidated financial statements have been prepared on the accrual basis and are based on historical cost modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The Group incurred a net loss of approximately $2,470,826 (2017: profit of $1,300,896) during the six months ended 30 June 2018 and, as of that date, the Group's current liabilities exceeded its current assets by $7,777,607. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern. The Directors have made an assessment and concluded that the Group is able to continue as a going concern for at least the next twelve months from the end of the reporting period and to meet its obligations, as and when they fall due, having regard to the following:

Marvel Finance Limited ("MFL"), the ultimate holding company, agreed to have its outstanding payables to be settled in IMTE shares. As at 30 June 2018, the total amount due to MFL was $12,405,078. Should the whole amount be settled in IMTE shares, the Company will have a net current asset position. Consequently, the consolidated financial statements have been prepared on a going concern basis. The Board is currently in discussion with MFL on this arrangement and the terms, and will issue announcements to the market as and when required. The consolidated financial statements do not include any adjustments that would result should the Group be unable to operate as a going concern.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New, revised or amended Accounting Standards and Interpretations adopted

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's financial statements:

(i)	IFRS 9 Financial instruments, and
(ii)	IFRS 15 Revenue from contracts with customers.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 11 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

IFRS 9 Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

IFRS 9 also categories financial assets into three principal classification categories: measured at amortised cost, at fair value through other comprehensive income (FVOCI) and at fair value through profit or loss (FVPL). These supersede IAS 39's categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics.

The Group has applied IFRS 9 retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements which were disclosed below:

The Group did not have financial assets classified as held-to-maturity investments, available-for-sales financial assets and financial assets measured at FVPL at 1 January 2018. With respect to the financial assets classified as "loans and receivables" which were measured at amortised cost under IAS 39, the Group has assessed the business model under which the financial assets are managed and its contractual cash flow characteristics, and these financial assets will continue with their respective classification and measurements upon the adoption of IFRS 9, and the carrying amounts of these financial assets as at 1 January 2018 have not been impacted by the initial application of IFRS 9.

The measurement categories for all financial liabilities remain the same and no reclassifications nor adjustments are required.

IFRS 15 Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. A receivable is recognized when the 3D products are delivered and the customers have inspected and accepted the products as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due. The accounting treatments are the same before and after adopting the IFRS 15

The other newly adopted standards did not have material impact on the Group's accounting policies and did not require retrospective adjustments.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 12 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Business Combination

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred, except if related to the issue of debt or equity securities.

The Company recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of: (a) fair value of consideration transferred, (b) the recognised amount of any non-controlling interest in the acquiree, and (c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets.

Any contingent consideration to be transferred by the acquirer is recognised at acquisition-date fair value. Subsequent adjustments to consideration are recognised against goodwill only to the extent that they arise from new information obtained within the measurement period (a maximum of 12 months from the acquisition date) about the fair value at the acquisition date. All other subsequent adjustments to contingent consideration classified as an asset or a liability are recognised in profit or loss.

(b)	Income Tax

The charge for current income tax is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the end of the reporting period.

Deferred tax assets and liabilities are recognised for all temporary differences, between carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, at the rates expected to apply when the assets are recovered or liabilities settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Current and deferred tax balances relating to amounts recognised directly in other comprehensive income and equity are recognised directly in other comprehensive income or equity, respectively.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be used.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 13 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Intangible Assets

(i)	Acquired both separately and from a business combination

Purchased intangible assets are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are measured at cost less any accumulated amortisation and any accumulated impairment losses. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

(ii)	Autostereoscopic 3D display technologies and knowhow

The autostereoscopic 3D display technologies and knowhow acquired in the business combination is measured at fair value as at the date of acquisition. These costs are amortised over the estimated useful life of 8 years and are tested for impairment where an indicator of impairment exists. The useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Refer to Note 14 for impairment review of these autostereoscopic 3D display technologies and knowhow.

(iii)	Research and development costs

An intangible asset arising from development expenditure on an internal technology project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset or technology so that it will be available for application in existing or new products or for sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development, the ability to measure reliably the expenditure attributable to the intangible asset during its development and the ability to use the tangible asset generated. For labour costs, all research and development member salaries that are directly attributable to the technology project are capitalised. Administrative staff and costs are recognised in the statement of profit or loss and comprehensive income instead of capitalising this portion of costs. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. The amortisation rate of these intangible assets was determined on the basis of the estimated useful life from the time that the relevant asset is taken into use.

(iv)	Intellectual property

Expenditure incurred on patents, trademarks or licenses are capitalised from the date of application. They have a definite useful life and are carried at cost less accumulated amortisation. They are amortised, using the straight line method over their estimated useful lives for a period of 8 to 15 years.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 14 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Intangible Assets (continued)

(v)	Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (2-5 years). Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

(d)	Foreign Currency Translation

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The condensed consolidated financial statements are presented in Australian dollars ("$") which is the parent entity's functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Amount receivable and payable in foreign currencies at the end of the reporting period are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short term assets and liabilities, whether realised or unrealised, are included in profit or loss as they arise.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the end of the reporting period. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency translation reserve.

The foreign currency translation reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 15 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

3.	OPERATING SEGMENTS

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has four operating segments for the period ended 30 June 2017 (2016: four), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and provision of technology solutions, (2) sale and distribution of audio products, (3) provision of consultancy services, and (4) corporate.

The executive director reviews EBITDA (earnings before interest, tax, depreciation and amortisation). The accounting policies adopted for internal reporting to the executive director are consistent with those adopted in the condensed consolidated financial statements.

The information reported to the executive director is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Operating segment information

	Development sales and Distribution (Refer Note 1)	Sales and distribution of audio products	Consultancy services	Corporate	Total
Consolidated - 2018	$	$	$	$	$
For the six months ended 30 June 2018 Revenue
Sales to external customers	1,170,190	31,778	-	-	1,201,968
Intersegment sales	-	-	-	-	-
Total sales revenue	1,170,190	31,778	-	-	1,201,968
Other revenue	89,965	12	-	79,284	169,261
Total revenue	1,260,155	31,790	-	79,284	1,371,229

EBITDA					(1,744,681)
Depreciation & amortisation					(905,484)
Interest income					1,274
Loss before income tax					(2,648,891)
Income tax					178,065
Loss after income tax					(2,470,826)
As at 30 June 2018 Assets
Segment assets	23,474,929	108,418	46,701	13,716,717	37,346,765

Liabilities
Segment liabilities	4,714,629	109,426	(639,679)	17,212,642	21,397,018

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 16 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

3.	OPERATING SEGMENTS (Continued)

	Development sales and Distribution (Refer Note 1)	Sales and distribution of audio products	Consultancy services	Corporate	Total
Consolidated - 2017	$	$	$	$	$
For the six months ended 30 June 2017 Revenue
Sales to external customers	4,247,174	40,284	-	-	4,287,458
Intersegment sales	-	-	-	-	-
Total sales revenue	4,247,174	40,284	-	-	4,287,458
Other revenue	214,018	-	-	1,573,002	1,787,020
Total revenue	4,461,192	40,284	-	1,573,002	6,074,478

EBITDA	1,232,729	(6,652)	(125,662)	1,360,790	2,461,205
Depreciation & amortisation					(1,088,212)
Interest income					1,155
Profit before income tax					1,374,148
Income tax					(73,252)
Profit after income tax					1,300,896
As at 31 December 2017 Assets
Segment assets	16,868,789	73,130	57,923	18,859,607	35,859,449

Liabilities
Segment liabilities	4,615,366	76,731	(587,484)	16,364,502	20,469,115

Note 1: Development, sale and distribution of 3D displays, conversion equipment, software and provision of technology solutions

4.	REVENUE
	Group
	30 June 2018	30 June 2017
	$	$

Development, sales and distribution of 3D autostereoscopic products and conversion equipment	1,136,197	2,938,080
Sales of software and technology solutions	13,730	1,179,460
Sales and distribution of audio products	31,745	40,284
Consultancy and other services income	20,296	129,634
	1,201,968	4,287,458

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 17 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

5.	OTHER INCOME
	Group
	30 June 2018	30 June 2017
	$	$

Government grant	88,518	203,234
Sundry income	211	9,657
	88,729	212,891

6.	FINANCE COSTS
	Group
	30 June 2018	30 June 2017
	$	$

Bank overdraft and borrowing interest	20,746	20,780
Interest on finance lease liability	1,555	2,007
Interest charged by the ultimate holding company	170,108	48,960
Interest on convertible bonds (Note 21)	396,773	-
	589,182	71,747

7.	INCOME TAX CREDIT / (EXPENSE)
	Group
	30 June 2018	30 June 2017
	$	$

Current tax expense	(72,936)	(50,198)
Deferred tax benefit / (expense)	251,001	(23,054)
Income tax credit / (expense)	178,065	(73,252)

(a)	The prima-facie tax on (loss) / profit before income tax is reconciled to the income tax benefit / (expense) as follows:

	30 June 2018	30 June 2017
	$	$
Numerical reconciliation of income tax benefit / (expense) to prima facie tax payable
(Loss) / Profit before income tax	(2,648,891)	1,374,148
Income tax benefit / (expense) on loss / profit before income tax at 30%	794,667	(412,244)
Difference in overseas tax rates	(311,453)	(7,223)
Add / (less) the tax effect of:
Tax losses and temporary differences for the period for which no deferred tax is recognised	(251,497)	358,254
Expenses not deductible for tax purposes	(33,986)	-
Utilisation of tax losses during the period	(19,666)	(12,039)
Income tax expense	178,065	(73,252)

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 18 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

7.	INCOME TAX EXPENSES (Continued)

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarised as follows:

	30 June 2018	31 December 2017
	$	$

Balance brought forward	(1,586,309)	(1,909,030)
Accelerated depreciation allowances	22,311	(46,621)
Temporary differences on disposed intangible assets	96,393	-
Future benefit of tax losses	132,297	233,426
Exchange rate difference	(61,451)	135,916
Total	(1,396,759)	(1,586,309)

8.	DIVIDENDS

No dividends were declared and paid during the six months ended 30 June 2018 (2017: Nil).

9.	EARNINGS PER SHARE

The earnings per share was calculated based on the weighted average of 2,643,611 (2017: 2,643,611) shares outstanding (post-reverse split) during the financial period.

10.	INVENTORIES

Inventories consist of the following:

	Group
	30 June 2018	31 December 2017
	$	$

Raw materials	625,474	1,019,954
Finished goods – displays and other products	995,731	748,278
Total, net of allowance for inventories	1,621,205	1,768,232

11.	TRADE AND OTHER RECEIVABLES
	Group
	30 June 2018	31 December 2017
	$	$

Trade receivables	2,853,784	2,489,235
Other receivables	575	134,009
Amounts due from related parties	1,822,427	756,585
	4,676,786	3,379,829

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 19 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

12.	OTHER ASSETS
	Group
	30 June 2018	31 December 2017
	$	$
Prepayments	119,644	106,815
Trade deposits	1,259,175	850,845
Other deposits	187,272	228,753
GST receivable	6,390	3,882
	1,572,481	1,190,295

13.	PLANT AND EQUIPMENT
	Leasehold Improvement	Office Furniture and Equipment	Motor Vehicle	Total
	$	$	$	$

At 31 December 2017
Cost	1,143,329	1,905,962	82,315	3,131,606
Accumulated depreciation	(937,745)	(1,601,569)	(10,975)	(2,550,289)
Net book amount	205,584	304,393	71,340	581,317
Six months ended 30 June 2018
Opening net book amount	205,584	304,393	71,340	581,317
Additions	-	5,913	-	5,913
Disposal	-	(1,224)	-	(1,224)
Depreciation expense	(64,997)	(101,557)	(8,333)	(174,887)
Exchange difference	7,859	10,899	3,205	21,963
Closing net book amount	148,446	218,424	66,212	433,082

At 30 June 2018
Cost	1,198,028	1,973,357	86,363	3,257,748
Accumulated depreciation	(1,049,582)	(1,754,933)	(20,151)	(2,824,666)
Net book amount	148,446	218,424	66,212	433,082

The Group leases a motor vehicle under non-cancellable finance lease agreement. The lease term is 5 years, and ownership of the asset lies within the Group.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 20 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

14.	INTANGIBLE ASSETS AND GOODWILL

	Goodwill	Autostereo- scopic 3D Display Technologies and Knowhow	Patents and Trademark	Software and Licence	Total
	$	$	$	$	$

At 31 December 2017
Cost	13,061,371	10,453,504	1,216,627	33,377	24,764,879
Accumulated amortisation	-	(2,556,436)	(127,396)	(28,737)	(2,712,569)
At 31 December 2017	13,061,371	7,897,068	1,089,231	4,640	22,052,310

Six months ended 30 June 2018 Opening net book amount	13,061,371	7,897,068	1,089,231	4,640	22,052,310
Additions	-	-	-	23,061	23,061
Amortisation expense	-	(664,668)	(61,850)	(4,079)	(730,597)
Exchange difference	641,890	364,116	40,667	940	1,047,613
Closing net book amount	13,703,261	7,596,516	1,068,048	24,562	22,392,387

At 30 June 2018
Cost	13,703,261	10,967,189	1,262,928	58,552	25,991,930
Accumulated amortisation	-	(3,370,673)	(194,880)	(33,990)	(3,599,543)
Net book amount	13,703,261	7,596,516	1,068,048	24,562	22,392,387

The technology and software applied to develop the autostereoscopic 3D display technologies was included with the acquisition of Marvel Digital Limited on 30 September 2015 and was revalued to fair value at that time by an independent valuer.

For the above goodwill and autostereoscopic 3D display technologies and knowhow at the reporting period end, the management has considered the recoverable amount of the corresponding cash generating unit which has been determined by a value-in-use calculation. The key assumptions for the value-in-use calculations are those regarding the discount rates, growth rates and expected changes in gross margin of the products and services. Management estimates discount rates that reflect current market assessments of the time value of money and the risks specific to the cash generating unit. The growth rates are based on industry growth forecasts. Changes in gross margin are based on past practices and expectations of future changes in the market. The Group performed impairment review for the goodwill, based on the cash flow forecast derived from the most recent financial budgets and estimated future cash flows for the following five years and using a discount rate of 18% (2017: 18%). The present value of future cash flows has been calculated using projected cashflows approved by the board covering year 1. The present value of future cash flows for years 2 to 5 have been calculated using average growth rates of approximately 40%. The cash flows beyond the five-year period are extrapolated using a 3% (2017: 3%) growth rate. The recoverable amount of the corresponding cash generating unit from our value-in-use calculation exceeded the carrying amount of intangible assets and goodwill. The management has considered and assessed reasonably possible changes for other key assumptions and has not identified any instances that could cause the carrying amount of the cash generating unit to exceed its recoverable amount. Based on the results of impairment review and value-in-use assessment, the management considered that there is no indication that the goodwill and intangible assets have suffered an impairment loss.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 21 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

15.	DEVELOPMENT PROJECTS

$

At 31 December 2017
Cost	4,027,452
Accumulated impairment losses	-
At 31 December 2017	4,027,452

Six months ended 30 June 2018 Opening net book amount	4,027,452
Additions	958,520
Reclassification	(74,229)
Exchange difference	228,675
Closing net book amount	5,140,418

At 30 June 2018
Cost	5,140,418
Accumulated impairment losses	-
Net book amount	5,140,418

Development projects represent the development costs directly attributable to and incurred for several internal technology projects of the Group which are in cooperation with the universities and professional technology institutions in Hong Kong for developing innovative technology to be applied in the existing and new 3D related products of the Group. Cost model is applied for development projects which require these assets to be carried at cost less any accumulated impairment losses. The Group had performed impairment review for the development projects at the reporting period end and there was no indication that the development projects have suffered an impairment loss.

16.	TRADE AND OTHER LIABILITIES

	Group
	30 June 2018	31 December 2017
	$	$

Trade payables	65,861	63,440
Accruals	452,979	334,425
Value added tax payables	298,371	157,489
Deferred revenue	164,664	165,983
Amounts due to related companies	69,983	33,353
Others	107,725	75,754
	1,159,583	830,444

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 22 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

17.	AMOUNT DUE TO ULTIMATE HOLDING COMPANY

	Group
	30 June 2018	31 December 2017
	$	$

Current portion	12,405,078	157,492
Non-current portion (Note 25(b))	-	15,110,749
	12,405,078	15,268,241

As at 31 December 2017, the non-current portion of amount due to the ultimate holding company – Marvel Finance Limited ("MFL") is unsecured and carries interest at an annual interest rate of 2.5% over the one month Hong Kong Interbank Offer Rate ("HIBOR") starting from 1 February 2018 and is expected to be repaid no earlier than 30 April 2019. Such amount due to the ultimate holding company is therefore classified as current portion as at 30 June 2018. As at 31 December 2017, the current portion is unsecured, carries interest at an annual interest rate of 2.5% over the one month HIBOR and repayable on demand.

On 3 September 2018, the Board received a letter from MFL regarding its intention for settlement of the whole payables by shares of the Company. The Board is currently in discussion with MFL on this arrangement and the terms, and will issue announcements to the market as and when required.

18.	BORROWINGS

	Group
	30 June 2018	31 December 2017
	$	$

Bank overdraft, unsecured	752,289	789,942
Bank borrowings, unsecured	859,750	819,450
	1,612,039	1,609,392

Bank overdraft and borrowings carry interest at an annual interest rate of 2.5% over the one month HIBOR.

As at 30 June 2018 and 31 December 2017, the Group had total banking facilities of $1,719,500 (31 December 2017: $1,638,900) of which $1,612,039 (31 December 2017: $1,609,392) were utilised.

The unsecured bank overdraft and bank borrowings are guaranteed by our director, Dr. Herbert Ying Chiu LEE.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 23 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

19.	OBLIGATION UNDER FINANCE LEASE

At 30 June 2018, the Group's finance lease liability was repayable as follows:

	Group
	30 June 2018	31 December 2017
	$	$

Within one year	16,847	15,653
Two to five years	45,838	51,819
	62,685	67,472
Less: Amount due within one year shown under current liabilities	(16,847)	(15,653)
Amount due after one year	45,838	51,819

Gross finance lease liability – minimum lease payments
No later than 1 year	19,433	18,522
Later than 1 year and no later than 5 years	48,583	55,567
	68,016	74,089
Future finance charges on finance lease	(5,331)	(6,617)
Present value of finance lease liability	62,685	67,472

Obligation under finance lease carry interest rates of 2.5% per annum.

20.	DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	30 June 2018	31 December 2017
	$	$
Derivative financial liabilities
- Put option liability embedded in the convertible bonds issued (Note 21)	772,112	-
- Fair value change in derivative financial instruments during the six months ended 30 June 2018	(79,258)	-
- Exchange difference	35,087	-
Carrying value as at 30 June 2018	727,941	-

In connection with the convertible bonds as disclosed in Note 21, a Put Option Deed was entered into between the Company and the bondholder whereby the bondholder can exercise an option, during the Put Option Exercise Period (means the period of 7 days commencing from the day immediately after the date falling 2 years from the conversion date of the convertible bonds or such other date as agreed by the Company and the bondholder in writing), to have the Company repurchase the MDL Shares converted by the bondholder at the principal amount of the converted convertible bonds.

As at 30 June 2018, the fair value of derivatives embedded therein was valued at approximately HK$4,711,000, equivalent to $727,941 which was calculated using the Binomial Option Pricing Model.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 24 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

21.	CONVERTIBLE BONDS

	Group
	30 June 2018	31 December 2017
	$	$
Face value of convertible bonds issued on 3 January 2018	3,769,470	-
Equity component	(535,948)	-
Derivatives embedded in the convertible bonds issued (Note 20)	(772,112)	-
Liability component on initial recognition at 3 January 2018	2,461,410	-
Interest accrued at effective interest rate during the six months ended 30 June 2018 (Note 6)	396,773	-
Interest paid during the six months ended 30 June 2018	(190,797)	-
Exchange difference	128,550	-
Carrying value as at 30 June 2018	2,795,936	-

On 3 January 2018, a wholly-owned subsidiary of the Company, Marvel Digital Limited ("MDL") completed the issue of convertible bonds at par value of HK$23 million (equivalent to approximately $3.8 million) to an independent third party entity ("Bondholder"). The bonds bear coupon interest at 10% per annum with maturity of 2 years from the issue date and can be converted into shares at the holder's option at any time during the period from 3 January 2018 to 2 January 2020. The period may be extended to a further 12 months subject to the mutual agreement among MDL, Company and Bondholder. Unless previously redeemed or converted, the Convertible Bonds will be redeemed at 100% of their principal amount on the Maturity Date. The conversion price is HK$306.67 per share.

The fair value of the liability component was estimated at the respective date of issue using an interest rate that would be available at that date to the Company for a non-convertible bond with equivalent terms ("effective interest rate"). The residual amount, being the par value of the bonds less the fair value of the liability component, represents the value of the equity conversion option.

Interest expense (Note 6) on the carrying amount of the liability component are accrued at the effective interest rate of 29.92% to adjust the carrying amount of the liability component to its amortised cost, being the present value of the expected future cash flows relating to periodic interest payments and principal repayment at par value at the maturity date.

22.	ISSUED CAPITAL

(a)	Share capital
Group
	30 June 2018		31 December 2017
	Number of shares	$	Number of shares	$
Ordinary Shares fully paid	2,643,611	10,410,279	2,643,611	10,410,279

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 25 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

22.	ISSUED CAPITAL (Continued)

(b)	Movements in share capital
	Number of Shares	$

1 January 2017	79,301,852	10,410,279

1-for-30 reverse split of our fully paid ordinary shares	(76,658,241)	-

31 December 2017 and 30 June 2018	2,643,611	10,410,279

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

On 2 May 2017, the Company effected a 1-for-30 reverse split of the ordinary shares, which was approved at a special meeting of the shareholders on 2 March 2017. The purpose of the reverse stock split was to enable the Company to meet the Nasdaq's minimum share price requirement. The reverse stock split became effective on 8 May 2017 and every thirty shares of our issued and outstanding ordinary shares was automatically combined into one issued and outstanding share of ordinary share. This reduced the number of outstanding shares from 79,301,852 shares to 2,643,611 after adjusting for fractional shares.

(c)	Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

23.	RESERVES

(a)	The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

(b)	Other reserves represent reserve on equity component of convertible bonds of $535,948 and share subscription proceeds of HK$ 11,000,000, approximately $1,891,450, received from an independent investor in MDL, a subsidiary of the Company.

According to the Subscription Agreement as disclosed in Note 29(a), MDL shall issue and allot to the Investor, the number of shares in MDL equivalent to the instalment payments received from the Investor up to and including 1 August 2018 at the Subscription Share Price on or before 6 August 2018. On 6 August 2018, MDL finally issued and allotted to the Investor, a total of 15,790 ordinary shares. Upon the issuance of the new shares in MDL, IMTE's ownership interest has become 95%.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 26 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

24.	COMMITMENTS

(a)	Non-cancellable operating leases

The Group has entered into commercial leases for rental accommodation and certain items of plant and equipment.

	Group
	30 June 2018	31 December 2017
	$	$

Committed at the reporting date but not recognised as liabilities, which are payable:
- Within one year	274,758	273,784
- Two to five years	190,528	285,769
- More than five years	-	-
	465,286	559,553

(b)	Contractual commitments

As at 30 June 2018, the Group had contractual commitments for certain development projects of approximately $1,090,000 which are payable within one year.

(c)	Capital commitments

As at 30 June 2018, the Group had internal capital commitments for the investments in two PRC subsidiaries of HK$30,382,000 (approximately $5,224,000).

25.	CONTINGENT CONSIDERATION LIABILITY

(a)	There are no material contingent liabilities or contingent assets of the Group at the end of the reporting period. The contingent consideration liability as at 30 June 2017 represented the contingent consideration payable for acquisition of Marvel Digital Limited ("MDL") as disclosed below:

In accordance with the terms of MDL acquisition, the Company agreed to pay Marvel Finance Limited ("MFL") a deferred performance fee calculated at five times of the average annualised consolidated profits of MDL for the two year period from the completion date less the initial purchase consideration. The Group included approximately $17,780,717 as contingent consideration liability, as at 30 June 2017. There was no more contingent consideration as at 31 December 2017 as the Company recognised the actual deferred performance fee to be paid to MFL of $15,110,749.

Pursuant to the agreement, the Company agreed to pay this deferred performance fee by cashier order or banker draft within two weeks upon the Company and MFL agreeing on the audited profits no later than four months after the second anniversary of the date of acquisition, i.e. 31 January 2018. Subsequently in February 2018, MFL has agreed with the Company not to seek payment of the deferred performance fee until the earlier of the time the Company is in the position to repay the amount but no earlier than 30 April 2019. The amount due to MFL arising from this deferred performance fee was included in amount due to ultimate holding company in non-current liabilities at the reporting date.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 27 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

25.	CONTINGENT CONSIDERATION LIABILITY (Continued)

The unpaid amount of the deferred performance fee will carry interest at an interest rate of 2.5% per annum over one month Hong Kong Interbank Offer Rate starting from 1 February 2018. MFL also confirmed that the payment of the deferred performance fee can be in shares or cash or a combination of both, which will be decided and agreed upon further discussion with the Company.

(b)	Reconciliation of contingent consideration liability
	Group
	30 June 2018	31 December 2017
	$	$

Balance brought forward	-	20,748,035
Fair value change in contingent consideration liability	-	(3,953,537)
Exchange difference	-	(1,683,749)
Deferred performance fee reclassified to amount due to ultimate holding company	-	(15,110,749)
Total	-	-

26.	CONTROLLED ENTITIES

	Country of Incorporation	Percentage Owned
		30 June 2018	31 December 2017
Parent Entity: Integrated Media Technology Limited	Australia
Subsidiaries of Integrated Media Technology Limited:
CIMC Marketing Pty. Limited	Australia	100%	100%
Yamaga Limited	Hong Kong	100%	100%
Dragon Creative Limited	Hong Kong	100%	100%
Binario Limited	British Virgin Islands	100%	100%
Yamaga Audio Limited	United States of America	100%	100%
Zamora Corporation Limited	United States of America	100%	100%
Digital Media Technology Limited	Malaysia	100% (indirect)	100% (indirect)
Marvel Digital Limited	Hong Kong	100% (indirect)	100% (indirect)
Visumotion International Limited	Hong Kong	100% (indirect)	100% (indirect)
Marvel Digital (Shenzhen) Limited	P.R.C.	100% (indirect)	100% (indirect)
Marvel Display Technology (Shenzhen) Limited (formerly known as Marvel Software (Shenzhen) Limited)	P.R.C.	100% (indirect)	100% (indirect)
Global Vantage Audio Limited	Hong Kong	50% (indirect)	50% (indirect)
GOXD Technology Limited	Hong Kong	100% (indirect)	100% (indirect)

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 28 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

27.	RELATED PARTY TRANSACTIONS

Transactions with related parties include the following:

(a)	Transactions with key management personnel

The total remuneration paid or payable to the directors and senior management of the Group during the period are as follows:

	Group
	For the six months ended 30 June 2018	For the six months ended 30 June 2017
	$	$

Short term benefits	242,042	247,574
Post-employment benefits	4,480	4,577
Total	246,522	252,151

(b)	Other related party transactions

During the period, the Group has the following material transactions with its related parties:

	For the six months ended 30 June 2018	For the six months ended 30 June 2017
Sales of products to related parties [1]	34,492	1,777,410
Service fees received from a related party [1] Service fees paid to a related party [1]	6,799 2,240	7,689 -
Purchases of products from a related party [1]	-	6,572
Finance costs charged by the ultimate holding company	170,108	48,960
Company secretarial fees paid to a related company[2]	-	5,250

1.	Dr. Herbert Ying Chiu LEE, has control over the above related parties
2.	Mr. Con UNERKOV, is a common director of this related company.

During the period, the Group incurred expenditure of $15,163 (2017: $15,000) (excluding GST) to BDO Administration (SA) Pty Ltd in respect to company secretarial and taxation services. George Yatzis, Company Secretary of IMTE is a director of BDO Administration (SA) Pty Ltd.

During the period, the unsecured bank overdraft and bank borrowings are personally guaranteed by our director, Dr. Herbert Ying Chiu LEE. No charge has been requested for this guarantee.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 29 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

27.	RELATED PARTY TRANSACTIONS (Continued)

(c)	Amounts due from/ to related parties

Included in trade and other receivables in Note 11, there were amounts of $127,675 and $1,822,427 (31 December 2017: $1,002,058 and $756,585) in respect to trade and non-trade in nature respectively and were due from certain related companies in which Dr. Herbert Ying Chiu LEE has control. The amounts due from the related companies are unsecured, non-interest bearing and repayable on demand.

Included in trade and other liabilities in Note 16, there were amounts of $929 and $69,983 (31 December 2017: $8,186 and $33,353) in trade nature and was due to a related company in which our director, Dr. Herbert Ying Chiu LEE has control. The amount due to the related company is unsecured, non-interest bearing and repayable on demand.

As disclosed in Note 17, there was an amount of $12,405,078 (31 December 2017: $15,268,241) due to ultimate holding company, Marvel Finance Limited.

As at 30 June 2018, the Group had outstanding invoices owing to BDO Administration (SA) Pty Ltd totaling $5,000 (31 December 2017: $2,500). George Yatzis, Company Secretary of IMTE is a director of BDO Administration (SA) Pty Ltd.

28.	CASH FLOW INFORMATION
	Group
	Period ended 30 June 2018	Period ended 30 June 2017
	$	$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / Decrease in assets:
Other assets	(242,503)	836,095
Inventories	221,493	(518,724)
Trade and other receivables	(1,193,761)	136,859
Development projects	-	68,360
Increase / (Decrease) in liabilities:
Trade and other liabilities	101,019	(685,321)
Provision for annual leave	(8,963)	3,080
Trade deposits received	23,876	(84,081)
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	(1,098,839)	(243,732)

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 30 of 31

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2018

29.	EVENTS OCCURRING AFTER THE REPORTING DATE

Save as disclosed below, there is no other matter or circumstance arisen since 30 June 2018, which has significantly affected, or may significantly affect the operations of the Group, the result of those operations, or the state of affairs of the Group in subsequent period.

(a)	Integrated Media Technology Limited subsidiary enters into a share subscription agreement to raise approximately $2,539,000 (HK$15 Million)

Marvel Digital Limited ("MDL"), has entered into a Share Subscription Agreement (the "Subscription Agreement"), dated 24 May 2018, with an independent investor (the "Investor"), pursuant to which MDL agreed to issue and sell to the Investor, and the Investor agreed to purchase, 15,790 ordinary shares of MDL ("New Shares"), at an aggregate subscription price of HK$15 million, approximately $2,539,000.

On 6 August 2018, MDL issued and allotted to the Investor, a total of 15,790 ordinary shares. The net proceeds from this issue of ordinary shares will be used by MDL for general working capital purposes. Upon the issuance of the New Shares in MDL, IMTE's ownership interest will be 95%.

(b)	IMTE subsidiary GOXD Technology Limited raises US$4 Million

GOXD Technology Limited ("GOXD"), has received US$4 million under an Equity Investment Agreement (the "Equity Agreement") executed with an independent investor (the "Investor").

Pursuant to the Equity Agreement, GOXD has agreed to issue to the Investor 20% of the enlarged share capital of GOXD for an aggregate subscription price of US$4 million. GOXD is a subsidiary of MDL.

The proceeds from this issue of shares will be used by GOXD for marketing and promotion, product development, operations, order fulfillment, and working capital. Upon the issuance of the shares in GOXD to the Investor, MDL's shareholding in GOXD will be 80%.

(c)	Share issuance

On 17 July 2018, the Company's subsidiary, MDL entered into a consulting and investor relations services agreement (the "Agreement") with Upper House Limited, a Hong Kong based Investors Relation firm. The Services provided to MDL will be for conducting market research on glasses-free 3D industry, providing investor relations materials, introducing investors and arranging investor road shows (the "Services") for a period of about 6 months from the date of the Agreement to 31 December 2018. The fees in connection of these Services are HK$2,848,800 (equivalent to approximately US$365,230).

Pursuant to the terms of the Agreement, the Company will issue 25,275 shares in the Company at the subscription price of US$14.45 per share for a total costs of US$365,224 to Upper House Limited as payment for the fees. The shares were issued subsequently on 8 August 2018.

Integrated Media Technology Limited | Interim Report | 30 June 2018	Page 31 of 31

INTEGRATED MEDIA TECHNOLOGY LIMITED

Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000
Phone: +61 8 7324 6018 Fax: +61 8 8312 0248